UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

Meru Networks, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

59047Q103

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 59047Q103	Page 2 of 6 Pages

(1)	NAME OF REPORTING PERSON Bluestream Ventures, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER -- (See Row 6 and related footnote)
(6) SHARED VOTING POWER 1,907,763 shares (1)
(7) SOLE DISPOSITIVE POWER - (See Row 8 and related footnote)
(8) SHARED DISPOSITIVE POWER 1,907,763 shares (1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,763 shares (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Thomas Erickson, a director of Meru Networks, Inc. (the “Company”), shares voting and dispositive power over these shares with Raj Gollamundi and Constance Paiement. Each of Messrs. Erickson and Gollamundi and Ms. Paiement is a United States citizen and disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. The address for each such individual is c/o Bluestream Ventures, 221 East Myrtle Street Stillwater, MN 55082. Mr. Erickson also holds an option to purchase 8,333 shares, exercisable within 60 days.

*	Based upon 16,772,998 shares of common stock of the Company outstanding as of December 31, 2010, as reported by the Company to the Reporting Person.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 3 of 6 Pages

Item 1.

	(a)	Name of Issuer:

Meru Networks, Inc. (the “issuer” or the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

894 Ross Drive
Sunnyvale, California 94089

Item 2.

	(a)	Name of Person Filing:

This Statement is filed by the following entities (referred to as the “Reporting Person”):

Bluestream Ventures, L.P.

	(b)	Address or Principal Business Office or, If None, Residence:

c/o Bluestream Ventures
221 East Myrtle Street
Stillwater, MN 55082

	(c)	Citizenship:

The entities listed in Item 2(a) are organized under the laws of Delaware. (See footnote 1 to the cover sheet hereto.)

	(d)	Title of Class of Securities:

Common Stock, $0.0005 par value per share

	(e)	CUSIP Number:

59047Q103

SCHEDULE 13G

CUSIP No. 59047Q103	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1: Incorporated by reference to items (5)-(11) of cover sheets hereto.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

SCHEDULE 13G

CUSIP No. 59047Q103	Page 5 of 6 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SCHEDULE 13G

CUSIP No. 59047Q103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUESTREAM VENTURES, L.P.

By:	BlueStream Management, L.P.
Its:	General Partner

By:	BlueStream Management, LLC
Its:	General Partner

Dated: March 2, 2011	By:	/s/ Constance J. Paiement

	Name:	Constance J. Paiement

	Title:	CFO